UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

431466101

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,229
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

316,229
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,058,542
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,058,542
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,058,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,232,858
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,232,858
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.15%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,607,629
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,607,629
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,607,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.55%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,607,629
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,607,629
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,607,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.55%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,291,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,291,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,291,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.00%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,229
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

316,229
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,851,994
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,851,994
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,851,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 431466101

The following constitutes the Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Airflow, Engine Capital, and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 316,229 Shares directly and beneficially owned by Engine Airflow is approximately $1,733,575, including brokerage commission. The aggregate purchase price of the 1,058,542 Shares directly and beneficially owned by Engine Capital is approximately $4,580,207, including brokerage commissions. The aggregate purchase price of the 1,232,858 Shares directly and beneficially owned by Engine Jet is approximately $6,139,936, including brokerage commissions.

The 244,365 Shares held directly by Mr. Ajdler were awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,331,357 Shares outstanding as of September 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on September 30, 2022.

A.	Engine Airflow
(a)	As of the close of business on November 9, 2022, Engine Airflow directly owned 316,229 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 316,229
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 316,229
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Airflow since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Capital
(a)	As of the close of business on November 9, 2022, Engine Capital directly owned 1,058,542 Shares.

Percentage: Approximately 1.85%

10

CUSIP No. 431466101

(b)	1. Sole power to vote or direct vote: 1,058,542
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,058,542
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Jet
(a)	As of the close of business on November 9, 2022, Engine Jet directly owned 1,232,858 Shares.

Percentage: Approximately 2.15%

(b)	1. Sole power to vote or direct vote: 1,232,858
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,232,858
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Airflow, Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Airflow, Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 2,607,629 Shares.

Percentage: Approximately 4.55%

(b)	1. Sole power to vote or direct vote: 2,607,629
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,607,629
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 2,607,629 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: 4.55%

(b)	1. Sole power to vote or direct vote: 2,607,629
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,607,629
4. Shared power to dispose or direct the disposition: 0

11

CUSIP No. 431466101

(c)	Engine GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 2,291,400 Shares.

Percentage: Approximately 4.00%

(b)	1. Sole power to vote or direct vote: 2,291,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,291,400
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow may be deemed to beneficially own the Shares owned directly by Engine Airflow. As of the date hereof, Engine Investments II may be deemed to beneficially own 316,229 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 316,229
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 316,229
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments II has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
H.	Arnaud Ajdler
(a)	As of the close of business on the date hereof, Mr. Ajdler beneficially owned directly 244,365 Shares issuable upon settlement of deferred stock units held by Mr. Ajdler. Mr. Ajdler, as the managing member of Engine Management, Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 2,607,629 Shares owned beneficially by Engine Management, Engine Investments, and Engine Investments II.

Percentage: Approximately 4.97%

12

CUSIP No. 431466101

(b)	1. Sole power to vote or direct vote: 2,851,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,851,994
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)	As of November 9, 2022, the Reporting Persons ceased to beneficially own 5% or more of the Shares.

13

CUSIP No. 431466101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

14

CUSIP No. 431466101

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

15

CUSIP No. 431466101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ENGINE AIRFLOW CAPITAL, L.P.

Sale of Common Stock	(79,487)	3.3784	11/02/2022
Sale of Common Stock	(7,991)	3.3750	11/03/2022
Sale of Common Stock	(14,837)	3.3777	11/04/2022
Sale of Common Stock	(3,838)	3.3750	11/07/2022
Sale of Common Stock	(37,332)	3.3690	11/08/2022
Sale of Common Stock	(5,350)	3.3645	11/09/2022

ENGINE CAPITAL, L.P.

Sale of Common Stock	(29,138)	3.3750	11/03/2022
Sale of Common Stock	(54,101)	3.3777	11/04/2022
Sale of Common Stock	(13,994)	3.3750	11/07/2022
Sale of Common Stock	(136,127)	3.3690	11/08/2022
Sale of Common Stock	(19,507)	3.3645	11/09/2022

ENGINE JET CAPITAL, L.P.

Sale of Common Stock	(262,252)	3.3784	11/02/2022
Sale of Common Stock	(5,217)	3.3750	11/03/2022
Sale of Common Stock	(26,364)	3.3750	11/03/2022
Sale of Common Stock	(9,687)	3.3777	11/04/2022
Sale of Common Stock	(48,950)	3.3777	11/04/2022
Sale of Common Stock	(2,506)	3.3750	11/07/2022
Sale of Common Stock	(12,662)	3.3750	11/07/2022
Sale of Common Stock	(24,373)	3.3690	11/08/2022
Sale of Common Stock	(123,168)	3.3690	11/08/2022
Sale of Common Stock	(3,493)	3.3645	11/09/2022
Sale of Common Stock	(17,650)	3.3645	11/09/2022